Exhibit 3(ii).1

FIRST AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS

OF

SYNNEX CORPORATION

Adopted: March 22, 2021

The Bylaws (the “Bylaws”) of SYNNEX Corporation, a Delaware corporation (the “Company”), in accordance with the requisite approval of the Company’s Board of Directors, Article 10 of the Bylaws and Section 109 of the Delaware General Corporation Law, are hereby amended as follows:

1.	A new ARTICLE 11 of the Bylaws is hereby added as follows:

ARTICLE 11

Exclusive Forum

11.1 Exclusive Forum. Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or agent of the corporation to the corporation or the corporation’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or these bylaws or the certificate of incorporation of the corporation (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine or asserting an “internal corporate claim” (as that term is defined in Section 115 of the DGCL) (any action, proceeding or claim described in clauses (i) through (iv) being referred to as a “Covered Action”) shall, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware).

11.2 Personal Jurisdiction. If any Covered Action is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall, to the fullest extent permitted by law, be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

11.3 Notice. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article 11.

2.	Effective Date. This amendment shall be effective as of the date it is approved by the Company’s Board of Directors as specified by the Bylaws then in effect.

3.	Effect. Except as otherwise provided herein, the Bylaws shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has hereto subscribed his name as of the date first above written.

SYNNEX Corporation

By:	/s/ Simon Y. Leung
Name:	Simon Y. Leung
Title: SVP, General Counsel and Corporate Secretary

[SIGNATURE PAGE TO FIRST AMENDMENT TO THE BYLAWS OF SYNNEX CORPORATION]